Mail Stop 04-06

      March 3, 2005

Mr. William C. Wimer
Vice President of Operations and
  Chief Financial Officer
Unitronix Corporation
2320 East North Street, SuiteGG
Greenville, SC 29607
(978) 887-5608

Re:   	Unitronix Corporation
      Form 8-K filed February 22, 2005
      File No. 000-17080

Dear Mr. Wimer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K, filed February 22, 2005
1. Item 304(a)(1)(ii) of Regulation S-K requires a statement regarding whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report. Revise your disclosure to include a discussion of the modification contained in the audit report dated September 20,
2004, included in your Form 10-K filed on September 28, 2004 for a going concern uncertainty. Please include your exhibit 16 letter from your former accountant in the amendment.

Forms 10-Q for the quarterly periods ended March 31, 2004 and September 30, 2004

Item 4. Controls and Procedures

We monitored your Forms 10-K and 10-Q solely related to the matters below.
2. We note your statement in Forms 10-Q that your chief executive officer and your chief financial officer "have concluded that as of the Evaluation Date our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise your filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

General

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      Regarding your Form 8-K, please file your supplemental response and amendment via EDGAR in response to the comments within 10 days of the date of this letter. Please note that if you require longer than
10 days to respond, you should contact the staff immediately to request additional time. Any questions regarding the Form 8-K should be directed to the undersigned at (202) 942-2806, or in my absence, to Robert Benton at (202) 942-1811.


Sincerely,


David W. Edgar
      Staff Accountant
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Unitronix Corporation
March 3, 2005
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